UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

Date of report: For the month of December 2021

Commission File Number: 001-39084

Innate Pharma S.A.
 (Translation of registrant's name into English)

Innate Pharma S.A.
 117 Avenue de Luminy—BP 30191
 13009 Marseille, France
 + 33 (0) 4 30 30 30
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-252074) of Innate Pharma S.A. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit                        Description

99.1                             [Press Release dated December 2, 2021]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: December 2, 2021	By:	/s/ MONDHER MAHJOUBI
	Name:	Mondher Mahjoubi
	Title:	Chairman of the Executive Board and Chief Executive Officer